Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communications were made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: News from California! @californiapuc has issued a proposed decision to approve the @Sprint and T-Mobile merger! #5GForAll is coming soon! #5GForGood [Info: http://newtmobile.com]

T-Mobile wins favor from CPUC for Sprint deal

by Monica Alleven | Mar 11, 2020 5:43pm

The combined company is supposed to provide 5G with speeds of at least 100 Mbps to 85% of California’s rural population by the end of 2026. (Pixabay)

T-Mobile must be busting out the champagne flutes because the California Public Utilities Commission (CPUC) announced Wednesday it has issued a proposal to approve the merger of Sprint and T-Mobile with conditions.

The news comes the same day California Attorney General Xavier Becerra announced that his office reached a settlement with T-Mobile. California and New York led the coalition of states that sued to block the deal and argued their case before U.S. District Judge Victor Marrero, who ultimately ruled in favor of the companies.

Shortly after his decision was announced, New York Attorney General Letitia James said her office would not appeal the decision, but Becerra left the door open at the time, saying his state’s legal team was reviewing the options.

‘Well positioned’ against AT&T, Verizon

The CPUC said Section 854 of the Public Utilities Code provides that a merger involving a public utility may not occur without authorization from the CPUC. The CPUC’s proposal—which is out for public comment—finds that the merger between Sprint and T-Mobile would create a new company that would be “well-positioned to provide a robust 5G wireless communication service network” that can compete with AT&T and Verizon.

The CPUC is proposing conditions that sound along the same lines as what some other states ascertained, such as providing 5G with speeds of at least 100 Mbps to 99% of the state’s rural population by the end of 2026 and providing 5G with speeds of at least 100 Mbps to 85% of the state’s rural population and speeds of at least 50 Mbps available to 94% of California’s rural population by the end of 2026.

The combined company must increase jobs in California by at least 1,000 compared to the total number of current Sprint and T-Mobile employees, and it’s supposed to have back-up power to serve customers for at least 72 hours after an emergency event or a utility public safety power shut-off.

The CPUC said it may take enforcement actions if T-Mobile fails to comply with the conditions. The proposal orders that an independent monitor be appointed to review compliance.

It also indicated coordination with the AG’s office, having received an advisory opinion from the state AG on March 5 regarding the proposed merger. “It concluded that while the anti-competitive effects of the merger outweighed its potential benefits in the state of California, those effects could be mitigated with various types of conditions, as imposed by today’s proposal,” the CPUC said.

Comments on the CPUC’s proposal are due in 20 days. The first opportunity for CPUC commissioners to vote on the proposal is April 16, which indicates the closing transaction date could be May 1.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.